January 7, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	MergeWorthRx Corp.
Request to Withdraw Registration Statement on Form S-4
File No. 333-199778

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MergeWorthRx Corp., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-4 (File No. 333-199778) (the “Registration Statement”), initially filed with the Commission on October 31, 2014, as amended, together with all exhibits thereto, with such request to be approved effective as of the date hereof. The Registration Statement was declared effective by the Commission on December 12, 2014, and no securities have been sold thereunder.

The Registration Statement registered the offering of shares of common stock that would have been issued to equity holders of AeroCare Holdings, Inc., a Delaware corporation (“AeroCare”), pursuant to that certain Agreement and Plan of Merger and Reorganization, dated as of October 14, 2014, by and among the Registrant, Anvil Merger Sub, Inc., AeroCare and FFC Aerocare SR, LLC (the “Merger Agreement”). On December 29, 2014, AeroCare exercised its termination rights under the Merger Agreement and the Merger Agreement was terminated. Accordingly, the Registrant will not proceed with the proposed offering of common stock in connection with the transaction. Because the proposed offering of the shares registered under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

We appreciate your assistance, and should you have any questions regarding this matter or need any additional information, please contact the Registrant’s legal counsel, Robert H. Cohen of McDermott Will & Emery LLP, at (212) 547-5400.

Sincerely,

MERGEWORTHRX CORP.

By:	/s/ Charles F. Fistel
Charles F. Fistel
Chief Executive Officer, Chief Financial Officer, Treasurer and Director